EXHIBIT 99.1

Suncor Energy Inc. Stock Option Plan

SUNCOR ENERGY INC.

STOCK OPTION PLAN

Effective August 1, 2009 as amended January 1, 2012, January 1, 2013 and April 30, 2013

TABLE OF CONTENTS

ARTICLE 1- DEFINITIONS		3
ARTICLE 2 - GENERAL		5
2.1	Purpose	5
2.2	Administration	6
2.3	Interpretation	6
2.4	Selection for Participation	6
2.5	Types of Awards under this Plan	6
2.6	Shares Subject to this Plan	7
2.7	Award Agreements	7
2.8	Non-transferability	7
ARTICLE 3- SHARE OPTIONS AND SHARE APPRECIATION RIGHTS		8
3.1	Award of Options and SARs	8
3.2	Exercise Term	8
3.3	Exercise Price	8
3.4	Payment of Exercise Price	8
3.5	Share Appreciation Rights	8
3.6	Death of a Participant	8
3.7	Permitted Leave	9
3.8	Retirement of Participant	9
3.9	Termination for Cause	9
3.10	Other Involuntary Termination of Employment	9
3.11	Voluntary Termination of Employment	9
3.12	Discretion to Permit Exercise	9
ARTICLE 4 - LIMITED APPRECIATION RIGHTS		10
4.1	Award of LARs	10
ARTICLE 5 - OTHER SHARE-BASED AWARDS		10
5.1	Other Share-Based Awards under this Plan	10
5.2	Consideration for Other Share-Based Awards	10
5.3	Payment of Consideration	10
5.4	Maximum Number of Shares Issuable for Non-Cash Consideration	10
ARTICLE 6 - NON-DISCRETIONARY AWARDS TO NON-EMPLOYEE DIRECTORS
6.1	General	10
ARTICLE 7 - ISSUANCE OF SHARES ON ACCOUNT OF DIRECTORS’ FEES		11
7.1	General	11
ARTICLE 8 - REORGANIZATION OF THE COMPANY		11
8.1	General	11
8.2	Reorganization of Company’s Capital	11
8.3	Other Events Affecting the Company	11
8.4	Immediate Exercise of Awards	11
8.5	Issue by Company of Additional Shares	12
ARTICLE 9 - MISCELLANEOUS PROVISIONS		12
9.1	Legal Requirement	12
9.2	Rights of Participant	13
9.3	Amendment or Discontinuance	13
9.4	Indemnification	13
9.5	Effective Date	13
9.6	Governing Law	13
APPENDIX “A” - LIMITED APPRECIATION RIGHTS AWARDS		14
APPENDIX “B” - NON-DISCRETIONARY AWARDS TO NON-EMPLOYEE DIRECTORS		16
APPENDIX “C” - ISSUANCE OF SHARES ON ACCOUNT OF DIRECTORS’ FEES		17

ARTICLE 1

DEFINITIONS

When used herein, the following terms shall have the following meanings:

(a)                                 “Annual Share Payment” has the meaning attributed thereto in paragraph 1 of Appendix “C”;

(b)                                 “Associated Company” means any subsidiary or partnership of the Company;

(c)                                  “Award” means an award granted or permitted to be granted under this Plan as contemplated by paragraph 2.5 of this Plan;

(d)                                 “Award Agreement” means a signed written agreement evidencing the terms and conditions upon which an Award may be granted under this Plan, or a certificate issued by the Company, in such form as may be approved by the Board or Committee from time to time, which evidences the grant of an Award;

(e)                                  “Blackout” means a temporary trading ban announced by the Company pursuant to its trading policies, whether a regularly scheduled trading ban in connection with the release of quarterly financial information, or an ad hoc trading ban, but excludes any period during which a regulator has halted trading in the Company’s securities;

(f)                                  “Blackout Exercise Term” means, with respect to holders of Options, ten (10) days after the expiry of a Blackout if the Exercise Term of the Options expired: (i) during the Blackout; or (ii) within three (3) days of the Blackout expiring, if the holder of such Options was subject to the Blackout;

(g)                                  “Board” means the Board of Directors of the Company;

(h)                                 “CEO” means the Chief Executive Officer of the Company;

(i)                                    “Change of Control” means a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, thirty-five percent (35%) or more of the outstanding voting securities of the Company or any person formed by the merger, amalgamation, consolidation or statutory arrangement of the Company with or into any other person; provided that for the purposes of the LARs only held by persons who are U.S. Taxpayers, in the event the foregoing definition is inconsistent with the definition of “change of control” for the purposes of application of section 409A (or any amended or successor provision thereof) of the U.S. Tax Code, the definition of “change of control” in section 409A (or any amended or successor provision thereof) of the U.S. Tax Code shall apply. For the purposes of this definition, “person” includes an individual, partnership, association, organization, government or governmental body, body corporate or other entity;

(j)                                   “Change of Control Transaction” means, for the purposes of determining a Participant’s entitlement in respect of any outstanding LARs, a transaction in which there is a Change of Control which generally effects all common shareholders of the Company and provides such shareholders with an opportunity to realize an equal amount per share in respect of their proportionate holdings of Shares. In the event that there is any question as to whether a change of control transaction has occurred in any circumstances, the Board shall determine the matter and any such determination of the Board shall be final and conclusive for the purposes of this Plan;

(k)                                “Committee” means a committee of the members of the Board;

(l)                                    “Company” means Suncor Energy Inc., a corporation amalgamated under the Canada Business Corporations Act and any successor company;

(m)                             “Designated Person” has the meaning attributed thereto in paragraph 2.2(c);

(n)                                 “Director” means an individual member of the Board;

(o)                                 “Director’s Annual Retainer” means the basic annual retainer fee payable to each Director who has not waived payment thereof in respect of his or her services as a member of the Board, as determined by the Company from time to time;

(p)                                 “Disability Benefits” means benefits other than normal sick leave payments from payroll to which a Participant becomes entitled under a disability program of the Company or an Associated Company;

(q)                                 “Effective Date” means the effective date of the arrangement as defined in the arrangement agreement dated March 22, 2009 between Suncor Energy Inc. and Petro-Canada;

(r)          “Employee” means a person who provides services to the Company or an Associated Company and from whose remuneration the Company deducts and withholds Canada Pension Plan and Employment Insurance remittances, or similar withholdings under applicable law of any jurisdiction other than Canada relating to source withholding from pay by an employer;

(s)          “Executives” means executives and senior managers of the Company or its Associated Companies and includes, where applicable, the relevant Directors;

(t)          “Exercise Notice” means a notice in writing signed by the Participant stating the Participant’s intention to exercise a particular Option, SAR, LAR or other Award;

(u)                                 “Exercise Price” means the price at which a Share may be purchased pursuant to the exercise of an Option or SAR;

(v)                                 “Exercise Term” means the period of time during which Options, SARs, LARs or other Awards may be exercised;

(w)                               “LAR” has the meaning attributed thereto by paragraph 4.1 and Appendix “A” to this Plan;

(x)                                 “Market Value” means the simple average of the daily high and low prices at which the Shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the relevant date or, if the Shares were not so traded on any such day, the value represented by the simple average of the daily high and low prices at which the Shares were traded in one or more board lots on the TSX on the most recent five trading days immediately preceding the relevant date on which Shares were so traded;

(y)                                 “Non-Employee Director” means at any particular time, any Director at such time who is not an officer of the Company or one of its Associated Companies or an Employee;

(z)                                  “Option” means an Award that may be granted to a Participant which allows the Participant to purchase Shares at a set price for a future period which does not exceed seven (7) years;

(aa)                          “Other Share-Based Awards” has the meaning attributed thereto in paragraph 5.1;

(bb)                          “Participants” means those Employees whose selection to participate in this Plan is approved by the Board, regardless of whether he or she serves as such in an executive capacity or on a full- or part-time basis, and also includes, for purposes of Articles 6 and 7 and the related appendices only, the relevant Directors;

(cc)                           “Pension Plans” means all foreign and domestic pension plans of the Company, including but not limited to, the Suncor Energy Pension Plan, the Suncor Energy U.S. Pension Plan and the Petro-Canada pension plans, and any pension plan(s) of the Company that may be in effect from time to time, as applicable;

(dd)                          “Permitted Leave” means any period of absence from normal work due to a leave of absence of greater than sixty (60) days in duration, during which the Participant continues to maintain his or her status as an Employee as conclusively determined by the Company in its discretion. For certainty, any maternity or paternity leave, education leave, or Employee receiving Disability Benefits, in each case of greater than sixty (60) days in duration, shall be deemed to be a “Permitted Leave” within the meaning of this Plan;

(ee)                            “Petro-Canada Options” means the 24,276,389 options to purchase shares of Petro-Canada which were granted under the Petro-Canada Plan and which were outstanding as at April 27, 2009, which, following the Effective Date, would, if all such options remained outstanding at the Effective Date, represent options to purchase 31,073,778 Shares;

(ff)                              “Petro-Canada Plan” means the Petro-Canada Employee Stock Option Plan, as amended and restated to April 26, 2005;

(gg)       “Plan” means this Stock Option Plan, including all appendices thereto, as same may be amended or restated from time to time;

(hh)                          “Plan Maximum” has the meaning attributed thereto in paragraph 2.6(a);

(ii)                                 “Related Option” has the meaning attributed thereto in paragraph 2(b) of Appendix “A”;

(jj)                                “Retirement” means, in the case of a Participant who is not a Director, a Participant’s termination of employment on a date on which such Employee would be eligible for an immediately payable benefit pursuant to the terms of the Pension Plans, or such other date the Employee is deemed to be eligible for retirement as defined in the applicable Pension Plan or Retirement Benefit Programs, or, termination of employment of any Employee at or over the age of fifty-five (55) whom the Company deems shall be treated as a retiree under the provisions of this Plan and, in the case of a Director, shall mean the date on which such person shall cease to be a Director;

(kk)                         “Retirement Benefit Programs”  means Suncor retirement benefits programs provided to Employees based on age and service.

(ll)                                 “SAR” has the meaning attributed thereto in paragraph 3.5 and includes Tandem SARs as the context requires;

(mm)                 “Settlement Day” means the third Trading Day following the date of exercise in respect of any particular exercise of an Option;

(nn)                          “Shares” means the common shares of the Company;

(oo)                          “Specified Percentage” has the meaning attributed thereto in paragraph 1 of Appendix “C”;

(pp)                          “Tandem SARs” has the meaning attributed thereto in paragraph 3.5;

(qq)                          “Termination Date” has the meaning attributed thereto in paragraph 2.3(c);

(rr)                                “Trading Day” means a day on which the TSX is open for trading in securities;

(ss)                              “TSX” means The Toronto Stock Exchange; and

(tt)                                “U.S. Taxpayer” means a person who is required by the laws of the United States of America to file a U.S. federal income tax return.

ARTICLE 2

GENERAL

2.1                               Purpose

The principal purpose of this Plan is to provide Employees with an opportunity to receive a variety of different forms of compensation awards. The Plan is designed to be flexible in order to provide recipients of Awards hereunder with incentives for continued improved performance thereby promoting the long term financial success of the Company and materially increasing shareholder value by: (i) attracting and retaining individuals of exceptional ability; (ii) strengthening the Company’s capability to develop, maintain and direct a competent management team; (iii) motivating Executives and other Employees, by means of performance related incentives, to achieve long-range performance goals; (iv) providing incentive compensation opportunities competitive with those of other major oil and gas companies; and (v) enabling individuals who receive Awards hereunder to participate in the long-term growth and financial success of the Company.

2.2                               Administration

(a)                                 The Plan shall be administered by the Board.

(b)                                Except for matters governed by Articles 6 and 7 of this Plan, and Appendices “B” and “C” relating thereto, in respect of which the Board shall have limited authority as provided therein, the Board shall have the sole and complete authority: (i) to approve the selection of Participants; (ii) to make Awards in such forms and amounts as it shall determine; (iii) to impose such limitations, restrictions, and conditions upon such Awards as it shall deem appropriate; (iv) to interpret this Plan and to adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and (v) to make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan. The Board’s determinations and actions within its authority under this Plan shall be conclusive and binding upon the Company and all other persons.

(c)                                 To the extent permitted by law, the Board may from time to time delegate to a Committee or, where appropriate, to the CEO all or any of the powers conferred on the Board under this Plan, with the authority of the Committee or CEO, as applicable, to further delegate such powers from time to time to the senior officer responsible for human resources of the Company (the “Designated Person”). In such event, the Committee, CEO or Designated Person shall exercise the delegated powers in the manner and on the terms authorized by the Board, and all references herein to the Board or to the Committee shall include the Board, the Committee, the CEO or Designated Person, as applicable. Any decision made or action taken by the Board, the Committee, the CEO or Designated Person arising out of or in connection with the administration or interpretation of this Plan in this context shall be final and conclusive.

2.3                               Interpretation

(a)                                Whenever the Board or, where permitted, the Committee, CEO or Designated Person is to exercise discretion in the administration of terms and conditions of this Plan, the term “discretion” shall mean the “sole and absolute discretion” of the Board, Committee, CEO or Designated Person, as the case may be.

(b)                                Whenever an Award may be granted pursuant to the terms and conditions of this Plan, or Appendix “A” hereto, the Committee, CEO or Designated Person may make recommendations for the Board’s consideration with respect to the granting of such Awards.

(c)                                 For the purposes of this Plan, a Participant shall be deemed to have ceased to be an Employee, and the Participant’s employment with the Company shall be deemed to be terminated: (i) in the case of resignation, Retirement or termination of a Participant’s employment by the Company, whether or not for cause and with or without reasonable or statutory notice or any period of salary continuance or deemed employment, on the date the Participant or the Company, as applicable, delivers notice of such resignation, Retirement or termination to the other party, which shall not include any period of reasonable or statutory notice or any period of salary continuance or deemed employment, or such date thereafter, if any, as the Participant and Company agree in writing shall be the effective date of resignation, Retirement or termination, as applicable, for incentive plan purposes; and (ii) in the case of a Participant’s death, on the date of the Participant’s death (the “Termination Date”).

2.4                               Selection for Participation

Participants shall be selected from those Employees who have the capacity to contribute to the success of the Company and its Associated Companies. In approving this selection, the Board or the Committee, CEO or Designated Person shall consider such factors as it deems relevant subject to the provisions of this Plan, as may be determined from time to time.

2.5                               Types of Awards under this Plan

Awards granted under this Plan may be in the form of any one or more of the following: (i) Options; (ii) SARs; (iii) Tandem SARs; (iv) LARs (in conjunction with Options), as described in Appendix “A”; and (v) Other Share-Based Awards.

2.6                               Shares Subject to this Plan

(a)                                 The Shares which are the subject of Awards shall be those Shares which the Board from time to time shall at its discretion have reserved and approved for issuance under this Plan. The aggregate number of Shares which may be issued under the Plan or reserved for issuance upon the exercise of Awards made under, or otherwise governed by, the Plan, shall be limited to 54,459,637 Shares (the “Plan Maximum”) which consists of the aggregate of (i) 7,165,584 Shares reserved for issuance pursuant to the exercise of Petro-Canada Options, and (ii) 47,294,053 additional Shares, provided that, following the Effective Date, any such outstanding Petro-Canada Options shall continue to be subject to the terms and conditions of the Petro-Canada Plan until such time as they are exercised or terminated or they expire or are cancelled pursuant to the applicable terms and conditions of the Petro-Canada Plan; if for any reason, any Shares subject to purchase by exercising Options or Petro-Canada Options are not delivered or are reacquired by the Company, for reasons including but not limited to, termination, expiration or cancellation of an Option or Petro-Canada Option (pursuant to the terms and conditions of the Plan or the Petro-Canada Plan, respectively), such Shares shall again become available for the granting of Options under this Plan (and for greater certainty, the Shares reserved for issuance upon the exercise of Petro-Canada Options shall only become available for issuance in respect of Options granted under this Plan following the time, if any, at which a Petro-Canada Option is terminated, expires or is cancelled without the resulting issuance of a Share or a share of Petro-Canada, as applicable, including in respect of any such termination, cancellation or expiry which occurred between April 27, 2009 and the Effective Date). Of such Plan Maximum, the aggregate number of Shares which may be issued or reserved for issuance pursuant to the provisions of Appendices “B” and “C” of this Plan shall be 500,000 Shares. Notwithstanding the foregoing, the aggregate number of Shares which may be reserved for issuance under this Plan and under all other security based compensation arrangements of the Company: (i) must not exceed ten percent (10%) of the issued and outstanding Shares of the Company (on a non-diluted basis); (ii) to any one (1) person must not exceed five percent (5%) of the issued and outstanding Shares (on a non-diluted basis); and (iii) must not, within any one (1) year period be issued, or at any time under such security based compensation arrangements be issuable, to insiders of the Company in an amount exceeding ten percent (10%) of the Company’s total issued and outstanding securities (for the purposes of this paragraph, security based compensation arrangement and insider have the meanings attributed thereto in the TSX Company Manual).

(b)                                Subject to stock exchange approval where required, the Board may, in its discretion, decide to award shares of another authorized class or series of shares of the Company that are convertible into Shares or make such other shares subject to purchase under an Option, in which event the maximum number of Shares into which such other shares may be converted shall be used in applying the aggregate share limit under paragraph 2.6(a) and all provisions of this Plan relating to Shares shall apply with full force and effect with respect to such convertible shares.

2.7                               Award Agreements

All grants of Awards shall be evidenced by an Award Agreement. Such Award Agreement shall be subject to the applicable provisions of this Plan and shall contain such provisions as are required by this Plan and any other provisions which are necessary or desirable to give effect to the Award and the provisions of this Plan. Any proper officer of the Company is authorized and empowered to execute on behalf of the Company and deliver any Award Agreement to the Participants from time to time designated by the Board or, where permitted, the Committee, the CEO or the Designated Person. Award Agreements may be executed by original, facsimile or electronic signature.

2.8                               Non-transferability

Subject to paragraph 3.6 relating to Options and SARs, the provisions of Appendix “A” to this Plan relating to LARs, and the provisions of Appendix “B” to this Plan relating to Options and LARs, any Awards granted under this Plan may only be exercised during the lifetime of the Participant by such Participant personally and no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such Awards whatsoever in any assignee or transferee, but immediately upon any assignment or transfer, or any attempt to make the same, such Awards shall terminate and be of no further force or effect.

ARTICLE 3

SHARE OPTIONS AND SHARE APPRECIATION RIGHTS

3.1                               Award of Options and SARs

The Board or, where permitted, the Committee, CEO or Designated Person may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, award Options and/or SARs (either in conjunction with Options as Tandem SARs or standing alone) to any Participant.

3.2                               Exercise Term

(a)                                The maximum term during which Options and SARs may be exercised shall be determined by the Board, but in no event shall the Exercise Term of an Option or SAR exceed seven (7) years from the date of its grant, unless the Exercise Term has been extended by a Blackout Exercise Term.

(b)                                Subject to paragraph 3.2(a), the provisions of this Plan and any Award Agreement, Options and SARs may be exercised by means of giving an Exercise Notice addressed to the Company. Where Options or SARs are exercised, they shall be deemed to have been exercised on the date that the Exercise Notice in respect of such Options or SARs is received by the Treasurer or Secretary of the Company at the Company’s head office.

3.3                               Exercise Price

The Exercise Price of any Option must not be less than the Market Value of a Share as determined on the date of the granting of the Option.

3.4                               Payment of Exercise Price

The Exercise Price shall be fully paid on or before the Settlement Day. No Shares shall be issued or transferred until full payment has been received therefor. As soon as practicable after receipt of any Exercise Notice and full payment, the Company shall deliver to the eligible Participant, a certificate or certificates representing the acquired Shares.

3.5                               Share Appreciation Rights

The Board may grant share appreciation rights (“SARs”) either alone or in conjunction with the granting of an Option (“Tandem SARs”). Where SARs are granted on a stand alone basis, the SARs shall entitle the Participant to receive, upon the exercise of the SARs, a payment in the aggregate amount of the number of SARs exercised, multiplied by the excess of the Market Value of a Share determined on the date of exercise of the SARs over the Market Value of a Share determined on the date of grant of the SARs. Tandem SARs shall entitle the Participant to receive, upon the exercise of the Tandem SARs, a payment in the aggregate amount of the number of Tandem SARs exercised, multiplied by the excess of the Market Value of a Share determined on the date of exercise of the Tandem SARs over the Exercise Price of the related Options.

For the purposes of this clause, and in relation to SARs granted prior to January 1, 2013, Market Value shall mean the simple average of the daily high and low prices at which the Shares were traded in one or more board lots on the TSX on the day prior to the relevant date or, if Shares were not so traded on any such day, the value represented by the simple average of the daily high and low prices at which the Shares were traded in one or more board lots on the TSX on the first day prior to the relevant date on which Shares were so traded.

3.6                               Death of a Participant

Notwithstanding the provisions of paragraph 2.8, if a Participant’s employment with the Company or any Associated Company or appointment as a Director is terminated by reason of death, all Options and/or SARs held by the Participant shall become exercisable by the lawful representative of such Participant’s estate on the date of death. The right to exercise any such Options or SARs held by the Participant shall terminate upon the earlier of: (i) a period of twelve (12) months from the date of death; and (ii) the expiration of the Exercise Term of the particular Option and/or SAR.

3.7                               Permitted Leave

If a Participant is absent from work as a result of Permitted Leave, the Participant shall have the right to exercise the Option and/or SAR to the extent that the Option and/or SAR was exercisable at the date of commencement of such Permitted Leave and furthermore Options and/or SARs held by the Participant at the date the Participant is absent from work as a result of Permitted Leave shall continue to vest and become exercisable for a period of twenty-four (24) months from the date of commencement of such Permitted Leave and the right to exercise the Option and/or SAR shall terminate upon the earlier of: (a) the expiration of twelve (12) months from the date that is twenty-four (24) months from the date of commencement of the Participant’s Permitted Leave; or (b) the expiration of the Exercise Term of the particular Option and/or SAR. If the Participant has not returned to active service as an Employee prior to the expiration of twenty-four (24) months from the date of commencement of such Permitted Leave then the Options and/or SARs held by the Participant which were not exercisable twenty-four (24) months from the date of commencement of such Permitted Leave shall immediately terminate.

3.8                               Retirement of Participant

If a Participant’s employment with the Company or any Associated Company or appointment as a Director is terminated by reason of Retirement, all Options and/or SARs held by the Participant shall become exercisable on the effective date of Retirement. The right to exercise any such Options and/or SARs held by the Participant shall terminate upon the earlier of: (i) a period of thirty-six (36) months from the effective date of Retirement; and (ii) the expiration of the Exercise Term of the particular Option and/or SAR.

3.9                               Termination for Cause

Where a Participant’s employment with the Company or any Associated Company is terminated for cause, any Options and/or SARs held by the Participant shall be cancelled immediately upon the date of such termination.

3.10                        Other Involuntary Termination of Employment

Where a Participant’s employment with the Company or any Associated Company is terminated by the Company or any Associated Company for any reason other than as set out in paragraphs 3.6, 3.7, 3.8 and 3.9, any Options and/or SARs held by the Participant which are exercisable at the Termination Date shall continue to be exercisable by the Participant until the earlier of: (i) three (3) months from the Termination Date; and (ii) the expiration of the Exercise Term of the particular Option and/or SAR. Any Options and/or SARs held by the Participant which are not exercisable at the Termination Date shall immediately terminate.

3.11                        Voluntary Termination of Employment

Where a Participant voluntarily resigns his or her employment with the Company or any Associated Company, other than by means of Retirement, any Options and/or SARs held by the Participant which are exercisable at the date of such voluntary termination of employment shall continue to be exercisable by the Participant until the earlier of: (i) three (3) months from the date of such voluntary termination; and (ii) the expiration of the Exercise Term of the particular Option or SAR. Any Options and/or SARs held by the Participant which are not exercisable at the date of such termination of employment shall immediately terminate.

3.12                        Discretion to Permit Exercise

Notwithstanding the provisions in paragraphs 3.6 to 3.11 inclusive, the Board may, in its discretion, at any time prior to or following the events contemplated in such paragraphs, permit the exercise of any or all Options and/or SARs held by a Participant in the manner and on the terms authorized by the Board. However, in no case shall the Board authorize the exercise of an Option and/or SAR pursuant to this paragraph beyond the expiration of the Exercise Term of the particular Option and/or SAR.

ARTICLE 4

LIMITED APPRECIATION RIGHTS

4.1                               Award of LARs

Subject to the provisions of this Plan, including, without limitation, Appendix “A” hereto and such other terms and conditions as the Board may prescribe, the Board may award limited appreciation rights (“LARs”) to any Participant. The specific terms and conditions governing awards of LARs are set forth in Appendix “A” to this Plan.

ARTICLE 5

OTHER SHARE-BASED AWARDS

5.1                               Other Share-Based Awards under this Plan

Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may award to any Participant other share-based awards, including, without limitation, bonus Shares, and such other awards involving the issuance or possible issuance of Shares as the Board may consider appropriate from time to time (collectively, the “Other Share-Based Awards”).

5.2                               Consideration for Other Share-Based Awards

Subject to the provisions of this Plan, the Board may determine the consideration which shall be paid or provided for Shares acquired pursuant to the Other Share-Based Awards. Such consideration may consist entirely of previous services given to the Company or its Associated Companies by the Participant.

5.3                               Payment of Consideration

Subject to the provisions of this Plan, the consideration for any other Share-Based Awards granted pursuant to this Plan shall be fully paid in cash or past services by the Participant at the time of the grant. No Shares shall be issued or transferred until full cash or past service payment has been received therefor. As soon as practicable, after the receipt of any full payment, the Company shall deliver to the Participant, a certificate or certificates representing the acquired Shares.

5.4                               Maximum Number of Shares Issuable for Non-Cash Consideration

The aggregate number of Shares which may be issued solely for non-cash consideration (such as past services) under this Article 5 shall not exceed 1,500,000 Shares.

ARTICLE 6

NON-DISCRETIONARY AWARDS TO NON-EMPLOYEE DIRECTORS

6.1                               General

Subject to the provisions of this Plan, all Non-Employee Directors may receive Options and LARs on the basis set forth in Appendix “B” to this Plan.

ARTICLE 7

ISSUANCE OF SHARES ON ACCOUNT OF DIRECTORS’ FEES

7.1                               General

Subject to the provisions of this Plan, including without limitation, Appendix “C” hereto, Directors may be issued Shares in lieu of cash on account of a specified percentage of the Director’s Annual Retainer on the basis set forth in Appendix “C” to this Plan.

ARTICLE 8

REORGANIZATION OF THE COMPANY

8.1                               General

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or any other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of similar character or otherwise.

8.2                               Reorganization of Company’s Capital

Should the Company effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend which is in lieu of an ordinary cash dividend), or should any other change be made in the capitalization of the Company which, in the opinion of the Board, would warrant the replacement or modification of any existing Awards in order to adjust: (i) the number of Shares which may be acquired on the exercise of any outstanding Awards; (ii) the Exercise Price of any outstanding Awards; or (iii) the number of SARs and/or LARs held by Participants, in order to preserve proportionately the rights and obligations of Participants, the Board shall authorize such steps to be taken as may be equitable and appropriate to that end, subject to any required regulatory approvals. A decision of the Board in respect of any and all matters falling within the scope of this paragraph or paragraphs 8.3 and 8.4 shall be final and without recourse on the part of any Participant and his or her heirs or legal representatives.

8.3                               Other Events Affecting the Company

In the event of an amalgamation, combination, merger or other reorganization involving the Company, by exchange of Shares, by sale or lease of assets, or otherwise, which in the opinion of the Board warrants the replacement or modification of any existing Awards in order to adjust: (i) the number of Shares which may be acquired on the exercise of any outstanding Awards; (ii) the Exercise Price of any outstanding Awards; (iii) the number of SARs and/or LARs held by Participants; or (iv) any other attribute of an Award, in order to preserve proportionately the rights and obligations of Participants, the Board, in its sole discretion, shall authorize such steps to be taken as may be equitable and appropriate to that end, subject to any required regulatory approvals.

8.4                               Immediate Exercise of Awards

(a)                                 For Awards granted prior to January 1, 2012, if a Change of Control should occur at any time the Board may provide that, any Award that is not by its terms then exercisable shall be deemed to have become exercisable immediately prior to such Change of Control and that any Award that is not exercised in connection with such Change of Control will expire on the closing of the Change of Control.

(b)                                 Unless paragraph 8.4(c) applies, for Awards granted on or after January 1, 2012, upon the occurrence of a Change of Control pursuant to which Common Shares are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise (a “Substitution Event”), then the successor or acquiring entity (the “Continuing Entity”) shall substitute or replace similar awards in the Continuing Entity (“Continuing Entity Awards”) for the Awards outstanding under this Plan on substantially the same terms and conditions as this Plan.

(c)                                  For Awards granted on or after January 1, 2012, in the event that:

(i)          the Continuing Entity does not (or, upon the occurrence of the Substitution Event, will not) substitute or replace Continuing Entity Awards for the Awards outstanding under this Plan on the same terms as described in the preceding paragraph 8.4(a);

(ii)         the Board determines, acting reasonably, that such substitution or replacement is not practicable;

(iii)        the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Awards; or

(iv)        the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event, will not be) listed and posted for trading on a recognizable stock exchange,

then the outstanding Awards shall become immediately exercisable and may be exercised or surrendered by the Participant (including such part, if any, thereto which, but for this paragraph, would not otherwise be able to be exercised or surrendered) at any time after the Participant receives written notice from the Board of such accelerated vesting and prior to the occurrence of the Substitution Event; provided, however, that such vesting, exercise or surrender shall be, unless otherwise determined in advance by the Board, effective immediately prior to, and shall be conditional on, the consummation of the Substitution Event.  Any Award that is not exercised in connection with such Change of Control pursuant to this section will expire on the closing of the Change of Control pursuant to this section.

(d)                                 For Awards granted on or after January 1, 2012, in the event of a Change of Control and, provided only that a Participant’s employment has been terminated by the Company or an Associated Company for any reason (including constructive dismissal) other than for cause as of or within twelve months of such Change of Control, then any Award granted to such Participant that is not by its terms then exercisable shall become exercisable on his or her Termination Date (the “Exercisable Date”) and shall expire three months after the Exercisable Date, provided that no Award may be exercised beyond the expiration of the Exercise Term of the Award, unless the Exercise Term has been extended by a Blackout Exercise Term.

(e)                                  Notwithstanding any other provision of this Plan, where the Board determines that the steps provided for in paragraphs 8.2, 8.3 and this 8.4 would not preserve proportionately the rights and obligations of Participants in the circumstances or otherwise determines that it is appropriate, the Board may on thirty (30) days notice to each Participant, permit the immediate exercise of any outstanding Awards which are not otherwise exercisable and provide that any Awards that are not exercised within such thirty (30) day period are terminated.

8.5                               Issue by Company of Additional Shares

Except as expressly provided in this Article 8, the issue by the Company of shares of any class, or securities convertible into shares of any class, for money, services or property either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of Shares or obligations of the Company convertible into such shares or securities, shall not affect, and no adjustment by reason thereof shall be made with respect to: (i) the number of Shares which may be acquired on the exercise of any outstanding Awards; (ii) the Exercise Price of any outstanding Awards; or (iii) the number of SARs and/or LARs held by Participants.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1                               Legal Requirement

The Company shall not be obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board exercising its discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable valid statutory or regulatory enactment of any government or government agency.

9.2                               Rights of Participant

No Participant shall have any claim or right to be granted an Award (including, without limitation, an Award in substitution for any Option, SAR, LAR or other Award that has expired pursuant to the terms of this Plan), and the granting of any Award shall not be construed as giving a Participant a right to remain in the employ of the Company. No Participant shall have any rights as a shareholder of the Company in respect of Shares issuable on the exercise of rights to acquire Shares under any Award until the allotment and issuance to the Participant of such Shares has occurred.

9.3                               Amendment or Discontinuance

Subject to receipt of any necessary regulatory or other approval, the Board may, without shareholder approval, at any time or from time to time, amend, suspend or terminate this Plan or the securities issued hereunder or any provisions hereof in such respects as it, in its discretion, may determine appropriate provided, however, that no amendment, suspension or termination of this Plan shall, without the consent of any Participant or the representatives of his or her estate, as applicable, materially alter or impair any rights or obligations arising from any Award previously granted to a Participant under this Plan and provided, however, that any of the following amendments will also be subject to receipt of shareholder approval:

(i)          an increase in the number of securities reserved under this Plan beyond the Plan Maximum;

(ii)         a reduction in an exercise price of Options, or cancellation and reissue of Options which benefits any Participant;

(iii)        an amendment that extends the term of an Award beyond its original Exercise Term;

(iv)        allowing Awards to be transferable or assignable other than for normal estate settlement purposes; and

(v)         any amendment that increases the maximum number of Options available for annual grants to Non-Employee Directors.

Any amendments to this Section 9.3 will be subject to receipt of shareholder approval.

9.4                               Indemnification

Every Director shall at all times be indemnified and saved harmless by the Company from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, which such Director may sustain or incur by reason of any action, suit or proceeding, proceeded or threatened against the Director, otherwise than by the Company, for or in respect of any act done or omitted by the Director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein.

9.5                               Effective Date

This Plan shall become effective on the Effective Date.

9.6                               Governing Law

This Plan is created under and shall be governed, construed and administered in accordance with the laws of the Province of Alberta and the federal laws of Canada as applicable therein.

APPENDIX “A”

LIMITED APPRECIATION RIGHTS AWARDS

1.                                      Purpose:  The purpose of the award of a LAR is to provide Participants with incentive to maximize the value of the Shares during a period when the Company is subject to a Change of Control Transaction. In particular, the award of a LAR will provide designated Participants with the opportunity to realize the value inherent in their holdings of Options as a result of a Change in Control Transaction without having to exercise their Options.

2.                                      Granting of LARs:

(a)                                 A LAR may be granted to Participants at any time and from time to time in the discretion of the Board.

(b)                                A LAR granted to a Participant shall confer upon such Participant a collateral right and entitlement in respect of each and every outstanding Option and non-Tandem SAR (a “Related Option”) held by the Participant during the period from the date of grant of the LAR to the date upon which the LAR expires or is otherwise cancelled or terminated, regardless of whether the Related Option is granted before, concurrently with, or after the date of grant of the LAR.

3.                                      Entitlement Upon Exercise of a LAR:  For persons who are not U.S. Taxpayers a LAR represents the right of the holder thereof, exercisable upon completion of a Change of Control Transaction, to receive a cash payment from the Company upon surrender of the Related Option equal to the amount, if any, by which:

(a)                                 the greater of:

(i)                                     the highest price per Share paid by a person acquiring Shares in the Change of Control Transaction, and

(ii)                                 the highest “Daily Trading Price” of the Shares on TSX during the sixty (60) day period preceding the date of the Change of Control Transaction where “Daily Trading Price” means the average of the high and low board lot trading prices of the Shares on any particular day;

exceeds

(b)                                 the Exercise Price of the Related Option.

4.                                      Entitlement Upon Exercise of a LAR:  For persons who are U.S. Taxpayers, a LAR represents the right of the holder thereof who is a U.S. Taxpayer, to receive a cash payment from the Company upon surrender of the Related Option equal to the amount, if any, by which:

(a)                                 the average of the “Daily Trading Price” of the Shares on TSX during the thirty (30) day period preceding the date of exercise of the LAR, where “Daily Trading Price” means the average of the high and low board lot trading prices of the Shares on any particular day;

exceeds

(b)                                 the Exercise Price of the Related Option.

The foregoing right is exercisable

(c)                                  if the Shares continue to trade on TSX or the New York Stock Exchange after the Change of Control Transaction, at any time from and including the date of completion of the Change of Control Transaction up to and including the 30th day following the date of completion of the Change of Control Transaction.

(d)          If subparagraph (c) is not applicable, on the day immediately following the date of the Change of Control Transaction.

5.                                      Manner of Exercise of LARs:  Subject to the provisions hereof and any Award Agreement, a LAR attached to and forming part of any Related Option may be exercised by the Participant giving an Exercise Notice addressed to the Company specifying the Related Options in respect of which the LAR is exercised. The exercise of any LAR must be accompanied by the surrender of the Related Option which will thereupon be cancelled.

6.                                      Exercise Term; Expiry and Cancellation of LARs:  Subject to paragraph 7 below, a LAR granted to a Participant pursuant to the terms of this Plan will be exercisable upon completion of a Change of Control Transaction, provided that the Related Option is, by its terms, then exercisable, and the LAR will expire and be cancelled upon the earliest of: (i) the exercise of the Related Option by a Participant; (ii) the expiry of the Exercise Term of the Related Option; (iii) the expiration of the Related Option pursuant to paragraph 8.4 of this Plan; (iv) with respect to LARs held by Participants who are U.S. Taxpayers, the expiry of the exercise period for LARs following completion of a Change of Control Transaction as set out in paragraph 3.1(c) or (d) above; (v) the expiry date of the LAR as designated by the Board at the date of grant thereof; and (vi) the grant to the Participant of a new LAR on substantially the same terms as any existing LAR but with a later stated expiry date.

7.                                      Other Events Affecting Exercise of LARs:  All LARs granted to Participants pursuant to the terms of this Plan shall terminate and be of no further effect immediately upon the occurrence of any of the following events:

(a)                                 the death of the Participant;

(b)                                 the entitlement to Disability Benefits of the Participant;

(c)                                  the Retirement of the Participant;

(d)                                 the Termination Date in respect of the Participant’s employment with the Company, whether with or without cause and whether with or without any or reasonable notice; or

(e)                                  the voluntary termination of his/her employment with the Company by a Participant.

Notwithstanding the foregoing provisions of this paragraph, upon the occurrence of any of the foregoing events at a time when a LAR is exercisable due to the completion of a Change of Control Transaction, the LAR shall continue to be exercisable for:

(f)                                   for Participants who are U.S. Taxpayers, thirty (30) days; or

(g)                                  for Participants who are not U.S. Taxpayers, six (6) months;

following the effective date of the Change of Control Transaction or until such earlier date as they are cancelled pursuant to paragraph 6; and provided further that the Board, in its discretion, may permit the exercise of any or all LARs held by a Participant other than a Participant who is a U.S. Taxpayer, in the manner and on the terms authorized by the Board.

APPENDIX “B”

NON-DISCRETIONARY AWARDS TO NON-EMPLOYEE DIRECTORS

1.                                      Types of Awards:  Subject to receipt of shareholder approval, all Non-Employee Directors may receive Awards of Options and LARs as provided for in this Appendix “B”, commencing from the Effective Date.

2.                                      Exercise Price of Options:  The Exercise Price of an Option granted to a Non-Employee Director shall not be less than the Market Value of the Shares determined on the date of granting of the Option.

3.                                      Manner of Exercise of Options:  Subject to the provisions hereof and any Award Agreement, Options may be exercised by means of giving an Exercise Notice addressed to the Company.

4.                                      Awards of LARs:  Subject to receipt of shareholder approval, all Non-Employee Directors may receive one LAR in respect of each Option granted.

5.                                      Amendments:  Subject to any applicable regulatory or other approval requirements, the Board may at any time amend any of the provisions of this Appendix “B” without shareholder approval, other than Sections 1 and 4 hereof,  provided that, in no event shall the Board amend the provisions of this Appendix “B” that relate to Awards of Options and/or LARs to Non-Employee Directors more than once every six (6) months.

6.                                      Cessation of Directorship:  In the event that a Non-Employee Director ceases to be a Director for any reason whatsoever, then all Options held by the Non-Employee Director shall continue to be exercisable until the earlier of: (i) thirty-six (36) months from the date on which the Non-Employee Director ceased to be a Director; and (ii) the expiration of the Exercise Term of the particular Option, but all LARs held by the Non-Employee Director shall terminate and be of no further effect immediately upon the occurrence of such Non-Employee Director ceasing to be a Director.

7.                                      Application of Plan:  Except as otherwise specifically provided for, or where inconsistent with, the provisions of this Appendix “B”, the applicable provisions of this Plan shall also apply to the Options and LARs granted to Non-Employee Directors hereunder.

APPENDIX “C”

ISSUANCE OF SHARES ON ACCOUNT OF DIRECTORS’ FEES

1.                                      Issuance of Shares on Account of Directors’ Fees:  Commencing on the Effective Date and in each year thereafter, each Director may receive Shares on account of a specified percentage (the “Specified Percentage”) of the amount of the Director’s Annual Retainer, if any, payable to such Director (the “Annual Share Payment”), such Specified Percentage to be determined by the Board, from time to time.

2.                                      Aggregate Number of Shares Issued in Respect of Annual Share Payment:  The aggregate number of Shares issuable to Directors in respect of any Annual Share Payment shall be equal to the Specified Percentage times, the Director’s Annual Retainer, divided by the Market Value of a Share determined on the date of the initial issuance of Shares in respect of such Annual Share Payment.

3.                                      Fractional Shares:  In no event shall fractional Shares be issued to Directors in respect of the Annual Share Payment. If it is determined in paragraph 2 above that the Annual Share Payment would result in the issuance of a fractional Share, the aggregate number of Shares issuable in respect of the Annual Share Payment shall be rounded down to the nearest whole number of Shares and a corresponding increase shall be made to the balance of the Director’s Annual Retainer owing to such Director.

4.                                      Timing of Annual Share Payment:  Directors shall receive Shares in respect of the Annual Share Payment, on a pro rata basis with the payment of the balance of the Director’s Annual Retainer, at such time or times as such balance of the Director’s Annual Retainer is payable.

5.                                      Amendments:  Subject to any applicable regulatory or other approval requirements, the Board may at any time amend any of the provisions of this Appendix “C” without shareholder approval, including, without limitation, the Specified Percentage, or may terminate the operation of such provisions, provided that, in no event shall the Board amend the provisions of this Appendix “C” that relate to the Annual Share Payment more than once every six (6) months.